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                            February 23, 2024

       Xuedong Tian
       Chief Executive Officer
       Feutune Light Acquisition Corporation
       48 Bridge Street, Building A
       Metuchen, New Jersey 08840

                                                        Re: Feutune Light
Acquisition Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed on February
8, 2023
                                                            File No. 333-275933

       Dear Xuedong Tian:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 3, 2024 letter.

       Registration Statement on Form S-4 filed on February 8, 2024

       Executive Compensation
       Outstanding Equity Awards at Fiscal Year-End, page 212

   1. Please update your compensation disclosure with respect to the Outstanding Equity
                                                        Awards and the
Non-Employee Director Compensation to reflect the fiscal year ended
                                                        December 31, 2023.
   2. We note in footnote 4 to the table that 10,000 options granted to Pok Man Ho expired
                                                        January 1, 2024. Please
update the outstanding equity awards as of the most recent date practicable.
 Xuedong Tian
FirstName LastNameXuedong     Tian
Feutune Light Acquisition Corporation
Comapany23,
February  NameFeutune
            2024         Light Acquisition Corporation
February
Page 2 23, 2024 Page 2
FirstName LastName
       Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Arila Zhou